Contact

www.linkedin.com/in/amargoel
(LinkedIn)

Top Skills

Start-ups
Mobile Advertising
E-commerce

Amar Goel

Bito | Deep eng context for tech design and planning
San Francisco Bay Area

Summary

Co-founder and CEO at Bito.
We build context layer you need for autonomous development.

Engineering teams run on context. How services connect, what broke last quarter, why a design decision was made, what a change will break downstream.

That context sits across codebases, Jira tickets, Confluence docs, Slack threads, and a handful of senior engineers. Fragmented, inaccessible, and impossible to scale.

Bito's AI Architect builds a knowledge graph from all of it, mapping services, dependencies, APIs, and operational history across every repository. That context powers every phase of the engineering workflow.

Before Bito, I built and scaled companies across multiple markets, including PubMatic (NASDAQ: PUBM).

Right now, I spend most of my time thinking about AI, software systems, and why understanding context matters more than writing code faster.

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Experience

Bito
Co-founder and CEO
August 2021 - Present (4 years 11 months)

Bito's mission is to make autonomous engineering possible. We give AI coding agents a true understanding of your codebase and system — not just access to files, but deep architectural knowledge of how your system actually works.

We built AI Architect, a semantic knowledge graph platform that indexes your entire codebase, commits, Jira, Confluence, and observability data. It plugs into the agents your team already uses (Cursor, Claude Code, GitHub Copilot) via MCP and gives them the context they need to handle real engineering work — cross-service changes, feasibility analysis, implementation planning.

The result: AI agents go from generating plausible-looking code to making 1-shot production code that works. In benchmarks, AI Architect leads SWE-Bench Pro at 60.8% (versus Opus at 45%). In terms of technical design for complex projects, Claude Code in Plan mode scores 41/100 alone vs. 87/100 with AI Architect providing deep context.

Enterprise teams at PubMatic, Gainsight, Swiggy, and others use AI Architect today. Check out our 2-minute demo: https://youtu.be/9mUKsRJd33U

Bito is funded by top investors and engineering leaders including the CTOs of LinkedIn, PayPal, and Etsy.

PubMatic
19 years 9 months

Founder and Chairman
December 2008 - Present (17 years 7 months)

PubMatic's (NASDAQ: PUBM) full-service Supply Side Platform provides the leading programmatic platform for digital advertising, globally. We work across all major channels from CTV to mobile app to video. With over 500 employees, 10 offices around the world, and profitable for 9 years, PubMatic is one of the largest and most innovative SSPs in the world. Come join our team!

Founder and CEO
October 2006 - November 2008 (2 years 2 months)

PubMatic pioneered the ad revenue optimization space. The first company formed and launched to help publishers manage real-time and programmatic advertising.

FinAccel
Board Member
March 2021 - Present (5 years 4 months)

Komli Media
9 years

Founder and CEO
December 2013 - September 2015 (1 year 10 months)

Komli Media is Asia Pacific's leading media technology company with solutions across display, mobile, social, and video for marketers, agencies and publishers. Komli is building next-generation platforms that leverage the power of programmatic buying to make advertising across display, mobile and social simpler and transparent. Headquartered in Mumbai, Komli Media has 300 employees across 12 offices in India, Southeast Asia, Australia, and New Zealand. Find out more at http://www.komli.com.

Founder and Chairman
October 2006 - November 2013 (7 years 2 months)

Founded Komli Media, the leading digital technology platform in Asia Pacific.

Microsoft/MSN
3 years 9 months

Regional Manager
July 2005 - October 2006 (1 year 4 months)

Responsible for online advertising sales and service of Financial Services and Retail Verticals on East Coast with approximately $100M in revenue. Manage a team of 10.

Sales Executive
February 2003 - July 2005 (2 years 6 months)

Managed sales and relationships for several Fortune 100 clients, selling Microsoft's enterprise suite of software.

McKinsey
Consultant
December 2000 - February 2003 (2 years 3 months)

Chipshot.com
CEO, President, Founder
August 1995 - September 2000 (5 years 2 months)

Founded and led Chipshot.com to be #12 largest e-commerce site on the Web. Drove 495% annual compounded growth to $30M annual sales run-rate. Built team from 0 to 200. Was responsible for revenue, strategy, marketing, operations, and technology.

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Education

Harvard University
Bachelors, Economics · (1994 - 1998)

Harvard University
Masters, Computer Science · (1994 - 1998)